Form 12b-25

SEC 1344
(2-2002)
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           FORM 12b-25
                                            SEC FILE NUMBER 0-15078
       NOTIFICATION OF LATE FILING          CUSIP NUMBER  669919102


(Check One): Form 10-K  Form 20-F  Form 11-K X Form 10-Q
  Form N-SAR
For Period Ended: 03/31/02
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________
      PART I -- REGISTRANT INFORMATION
      Nova Natural Resources Corporation
      Full Name of Registrant
      ______________________________________________________________
      Former Name if Applicable
      4340 East Kentucky Ave, Suite 418
      Address of Principal Executive Office (Street and Number)
      Glendale, CO 80246
      City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 X    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Nova Natural Resources Corporation (Nova) closed a transaction on February 27, 2001 pursuant to an Asset Purchase Agreement with Torita Donghao LLC ("Torita Delaware") by which Nova acquired 100% of the business and operating assets of Torita Delaware in exchange for 213,249,672 of its $0.10 par value common shares. Total outstanding shares now total 270,832,724.

The assets and the manufacturing operations of the Company are all located in the People's Republic of China. Quarterly financial statements are first generated in Chinese, then translated into English and put into a format consistent with generally accepted accounting principles in the United States. Nova has changed its fiscal year to a calendar year, which is consistent with the fiscal period used historically by the acquired operating entities, and has also changed its accounting firm. The financial data required for the Company's quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2002 was not received by Nova's accounting firm until the week ending May 10, 2002. This late receipt of financial information did not provide sufficient lead time to permit the Company to complete the report on Form 10-QSB in time to meet the filing date of May 15, 2002.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

    Brian B. Spillane         720                524-1363
        (Name)            (Area Code)      (Telephone Number)


(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
    X Yes    No
______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?    Yes   No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Nova Natural Resources Corporation
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 5/14/02       By /s/ Brian B. Spillane
                          Brian B. Spillane, Secretary and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                      General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this Chapter).



http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 02/11/2002